PARKERVISION, INC.

4446-1A Hendricks Avenue, Suite 354

Jacksonville, Florida 32207

April 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:       ParkerVision, Inc.

Registration Statement on Form S-3

File No. 333-286486

REQUEST FOR ACCELERATION OF EFFECTIVENESS

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Thursday, April 24, 2025, or as soon thereafter as practicable.

Very truly yours,

PARKERVISION, INC.

By:	/s/ Cynthia French
Name:	Cynthia French
Title:	Chief Financial Officer

cc: Paul Lucido, Esq.